1035 Park Avenue Suite 7B New York NY 10028 (646) 827-9362

Pulmo BioTech Inc.

March 5, 2009

Ms Mary Beth Breslin

Mail Stop 3030

Senior Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pulmo BioTech Inc. Form 10-KT for the Transition Period January 1 to March 31, 2008
Commission File Number 000-50678

Dear Ms. Breslin:

By fax dated February 27, 2009, Pulmo BioTech Inc., a Delaware corporation (the "Company"), received a comment letter signed by you with respect to the above captioned filing. After reviewing your letter and the provisions you cited therein, we agree with your analysis and are concurrently with the filing of this letter filing an amendment on Form 10-K/A to our Annual Report on Form 10-KT that we believe corrects the deficiencies referred to in paragraph number 3 of your comment letter. The Company has not yet complied with the comments made in paragraph numbers 1 and 2 of your comment letter as we understood that your comments in those two paragraphs applied only to prospective filings. All future Company filings requiring such disclosure, commencing with the Company's Annual Report on Form 10-K for its fiscal year ending March 31, 2009, will comply with your suggested additional disclosure described in paragraphs 1 and 2 of your comment letter.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Company is aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to such Division's comments on the Company's filing.

Very truly yours,

Pulmo BioTech Inc.

By:	/s/Garry McCann
Garry McCann
President and Chief Executive Officer